Exhibit 99.1

Chunghwa Telecom’s Material Information as Reported to Taiwan Stock Exchange Corporation

Subject:	To announce the differences between the first quarter of 2017 financial statements under Taiwan-IFRSs and IFRSs

To which item it meets—article 4 paragraph xx:47 (Form 1)

Date of events:2017/5/9

Contents:

1. Date of occurrence of the event:

2017/5/9

2. Of which year/ quarter financial report required to be adjusted:

The first quarter of 2017

3. Accounting principles applied (domestic listing securities):

Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the ROC (“Taiwan-IFRSs”)

4. Inconsistent items/ amounts (domestic listing securities):

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$9,843,456 thousand, consolidated net income attributable to stockholders of the parent of NT$9,593,445 thousand, and basic earnings per share of NT$1.24 for the three months ended March 31, 2017, respectively. The Company also reported total assets of NT$448,410,306 thousand, total liabilities of NT$67,264,256 thousand, and total equity of NT$381,146,050 thousand as of March 31, 2017.

5. Accounting principles applied (securities issued overseas):

IAS 34 “Interim Financial Reporting” as issued by the IASB (“IFRSs”)

6. Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$8,854 million, consolidated net income attributable to stockholders of the parent of NT$8,627 million, and basic earnings per share of NT$1.11 for the three months ended March 31, 2017, respectively. The Company also reported total assets of NT$448,186 million, total liabilities of NT$72,301 million, and total equity of NT$375,885 million as of March 31, 2017.

7. Cause of the inconsistency:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of 10% income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to unappropriated earnings did not affect total equity.

8. Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.